

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**



02012994

NO ACT
P.E 10-31-01
1-05667

January 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

John P. McGann
Corporate Secretary
Cabot Corporation
Suite 1300
Two Seaport Lane
Boston MA 02210-2019

Re: Cabot Corporation
Incoming letter dated October 31, 2001

Dear Mr. McGann:

This is in response to your letter of October 31, 2001 concerning a shareholder proposal submitted to Cabot by Charles O. Randolph. Noting that the proposal appears to be similar to the same proponent's proposal in Cabot Corporation (November 4, 1994), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Charles O. Randolph
RR 2 Box 79
Ripley, WV 25271-9606



CABOT

October 31, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cabot Corporation
Commission File No. 1-5667
Proxy Proposal by Shareholder

Ladies and Gentlemen:

Cabot Corporation (the "Company") received a letter (a copy of which is attached hereto as Exhibit A) containing a proposal (the "Proposal") for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders from Charles O. Randolph. The Proposal is for a resolution requesting the Board of Directors to take steps to revoke a charter amendment adopted by the Stockholders in 1987.

The Proposal is identical to proposals submitted by Mr. Randolph in connection with the Company's 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000 and 2001 Annual Meetings and substantially similar to proposals submitted by Mr. Randolph in several earlier years. The Company omitted such prior proposals from its proxy materials and made the appropriate filings with the Securities and Exchange Commission in connection with such omissions; the Commission had regularly given the Company no-action letters. The Company will omit the Proposal from its proxy materials again this year, for the same reasons as in prior years.

The Commission's November 4, 1994 no-action letter (attached hereto as Exhibit B) indicates that (i) such no-action letter shall apply to any future submissions to the Company of the same or a similar proposal by Mr. Randolph, and (ii) the Company's September 29, 1994 filing pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), shall be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by Mr. Randolph.

For the reasons set forth in the preceding paragraph, this letter is being provided to the Commission for informational purposes only. Should you have any questions or comments, please do not hesitate to contact me at (617) 342-6190.

Very truly yours,

John P. McGann
Corporate Secretary

cc: Mr. Charles O. Randolph

EXHIBIT A

September 12, 2001

RECEIVED
SEP 18 2001
JOHN P. McGANN

Mr. John P. McGann, Secretary - Suite 1300
Cabot Corporation
Two Seaport Lane
Boston, MA 02210-2019

Dear Mr. McGann:

I am record owner of 300 Cabot shares represented by stock certificates BC 27329 dated March 22, 1970 and FBU 15721 dated November 3, 1980. I have held these shares for over one year and shall continue to hold these shares until my death.

The following shareholder proposal is intended for inclusion in the proxy statement for the 2002 Annual Meeting:

"Resolved, that the shareholders of Cabot Corporation assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors take the steps necessary to rescind, repeal, revoke, and annul the resolution amending the Restated Certificate of Incorporation Limiting Director's Liability and revising Indemnification Provisions approved at our February 13, 1987 Annual Meeting."

The following statements are in support of my proposal:

The Proxy Statement containing the above resolution stated, "the Company believes that if the proposed revisions to paragraph (i) are adopted, the Company and its stockholders will have relinquished their rights to recover damages from the Company's directors for breaches of their duty of care through negligence, including gross negligence."

The Proxy also stated "Adoption of the proposed revisions to Article EIGHT may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty, even though such an action, if successful, might otherwise have benefited the Company and its stockholders."

In my opinion, Cabot's directors should not expect to be held to such a low standard of responsibility.

Sincerely,



Charles O. Randolph
RR 2 Box 79
Ripley, WV 25271-9606

**P. S. I hope at some point Cabot's cute handling of the SEC is embarrassing to you, Sam Bodman, and the SEC. My hope is that, in some decade – after years, years, and years, the SEC will not be putty in Cabot's hands.**

**EXHIBIT B**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 1994


RECEIVED
NOV 7 1994
LAW DEPARTMENT

Mr. Charles D. Gerlinger, Secretary
Cabot Corporation
75 State Street
Boston, Massachusetts 02109-1806

Re: Cabot Corporation
Incoming letter dated September 29, 1994

Dear Mr. Gerlinger:

This is in response to your letter of September 29, 1994 concerning a shareholder proposal submitted by Mr. Charles O. Randolph. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Chief Counsel

Enclosures

cc: Mr. Charles O. Randolph
Route 2, Box 79
Ripley, West Virginia 25271-9606

## DIVISION OF CORPORATION FINANCE

## INFORMAL PROCEDURES FOR SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of the Company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a Company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination by the staff not to recommend enforcement action to the Commission does not preclude a proponent, or any shareholder of a Company, from pursuing any rights he or she may have against the Company in court, should the management omit the proposal from the Company's proxy material.

November 4, 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Cabot Corporation (the "Company")
Incoming letter dated September 29, 1994

The proposal requests that the board of directors repeal the Company's resolution amending the Restated Certificate of Incorporation limiting the liability and indemnification of directors.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,



Vincent Mathis
Attorney Advisor